
Mail Stop 3561

March 10, 2009

via U.S. mail and facsimile

Jean Claude Mas, Chief Executive Officer
Heritage Worldwide, Inc.
337 Avenue de Bruxelles
La Seyne-Sur-Mer
FRANCE 83507

RE: Heritage Worldwide, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Form 10-Q for the Period Ended December 31, 2008
SEC File No. 0-28277

Dear Mr. Mas:

We have reviewed your filing and your supplemental correspondence and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Controls and Procedures, page 26

1. We note your response to prior comment one of our letter dated February 6, 2009. Management's effectiveness conclusion on page 26 of the Form 10-Q filed February 23, 2009 appears to be limited by the following language: "in providing reasonable assurance that the information required to be disclosed in this report …" Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective and eliminate any partial reference to the definition of disclosure controls and procedures. See Rule 13a-15(e). Please note that, because the definition of disclosure controls and procedures relates to the information required to be disclosed within the time

       periods specified in the Commission's rules and forms—not just the information required in the form being filed—future filings should not limit or qualify the effectiveness conclusion to information "required to be disclosed in this report."

2. In this regard, please confirm that the principal executive officer's and the principal financial officer's conclusions regarding the effectiveness as of June 30, 2008, September 30, 2008, and December 31, 2008 covered all of the information required by Rule 13a-15(e), and not just the information required in each Form 10-K and Form 10-Q, as applicable.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Raj Rajan (202) 551-3388 or Brian Bhandari at (202) 551-13390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jean Claude Mas, Chief Executive Officer
     Facsimile to (011) (33) 494-107844